SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be included in Statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

PanAmerican Bancorp

(Name of Issuer)

Class “B” Warrants

(Title of Class of Securities)

697938 20 7

(CUSIP Number)

August 15, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

•	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 697938 20 7	13G	Page 1 of 5

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin and Judith Stein, Joint Tenants

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	(5)	SOLE VOTING POWER 20,000
NUMBER OF
SHARES
BENEFICIALLY OWNED BY	(6)	SHARED VOTING POWER 515,115
EACH
REPORTING PERSON WITH
	(7)	SOLE DISPOSITIVE POWER 20,000

	(8)	SOLE DISPOSITIVE POWER 515,115

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,115

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%

(12)	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

     Item 1(a) Name of issuer: PanAmerican Bancorp

     Item 1(b) Address of issuer’s principal executive offices:
     3475 Sheridan Street
     Hollywood, FL 33021

Item 2.

2(a)	Name of person filing: Martin Stein
2(b)	Address or principal business office or, if none, residence:
21331 Greenwood Court, Boca Raton, FL 33433-7440
2(c)	Citizenship: United States of America
2(d)	Title of class of securities: Common Stock
2(e)	CUSIP No.: Not Applicable

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or 13d-2(c), check whether the person filing is a: Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

a.	[ ] Broker or dealer registered under Section 15 of the Act.

b.	[ ] Bank as defined in Section 3(a)(6) of the Act.

c.	[ ] Insurance company as defined in Section 3(a)(19) of the Act.

d.	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned: 575,115(1)

b.	Percent of class: 10.2%(2)

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 60,000

ii.	Shared power to vote or to direct the vote: 575,115(1)

iii.	Sole power to dispose or to direct the disposition of: 60,000

iv.	Shared power to dispose or to direct the disposition of: 575,115(1)

(1)	Includes (i) 359,282 shares of Common Stock owned by Martin Stein, individually (ii) 135,833 shares of Common Stock owned by Edith Stein, individually and (iii) 20,000 shares of Common Stock owned by Martin and Edith Stein, as joint tenants. Does not include (i) Class A Warrants held by Martin Stein to purchase 60,000 shares of Common Stock, (ii) Class C Warrants held by Martin Stein to purchase 180,000 shares of Common Stock.

(2)	Calculated on the basis of 5,891,608 shares of Common Stock of the Issuer outstanding as of October 30, 2003.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

Item 10. Certifications.

a.	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2003

/s/ Martin Stein

Martin Stein

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.